April 20, 2011	Writer's Direct Number: (317) 236-2289 Direct Fax: (317) 592-4666 Internet: Stephen.Hackman@icemiller.com

BY EDGAR AND FEDEX

Mr. John L. Krug
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, DC 20549

Re:	Bioanalytical Systems, Inc.
Registration Statement on Form S-1 filed on February 28, 2011
Amendment No. 1 filed on March 14, 2011
Amendment No. 2 filed on April 20, 2011
File No. 333-172508

Dear Mr. Krug:

On behalf of Bioanalytical Systems, Inc. (the "Company"), enclosed for your review is Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-172508) (the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") on April 20, 2011.  An electronic version of Amendment No. 2 has been filed concurrently with the Commission through its EDGAR system.  The enclosed copy of Amendment No. 2 has been marked to reflect changes made to Amendment No. 1 to the Registration Statement.

Set forth below are the responses of the Company to the comments of the Staff contained in the Staff’s letter to the Company, dated March 16, 2011, relating to the Registration Statement.  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold type herein.

Cover Page

1.	Please revise the cover page to indicate the preferred shares are redeemable. In this regard, we note the discussion under "Redemption" on page 13.

Response:

The disclosure on the cover page of the prospectus has been revised to disclose the Company's right to redeem the Series A Convertible Preferred Shares.

Mr. John L. Krug
April 20, 2011

2.
We note the statement that the preferred shares will not have a dividend rate but will participate in any dividends payable upon common shares on an "as converted" basis.  We also note the disclosure under "Dividend Policy" on page 11 that you have not paid any cash dividends and do not anticipate paying any cash dividends in the foreseeable future.  Please revise your cover page disclosure accordingly.

Response:

The disclosure on the cover page of the prospectus has been revised to disclose that until the third anniversary of the date of issuance, the Series A Convertible Preferred Shares will have a stated dividend rate of 6% per annum, payable quarterly in cash or, at the Company's election and subject to certain conditions, in common shares registered on the Form S-1.  Thereafter, the Series A Convertible Preferred Shares will participate in dividends payable upon the common shares on an as-if-converted to common shares basis to and in the same form as dividends actually paid on common shares.  A sentence has been added to the cover page describing the Company's dividend history and expectations regarding future dividend payments on the common shares.

3.
Please revise the disclosure to indicate the range you anticipate the conversion price per share will be, for example, no less than 120%, nor more than 125%, of the market price per share of your common stock on the pricing date.  In addition, please indicate when the pricing date will occur.

Response:

The disclosure on the cover page of the prospectus has been revised to disclose that the anticipated range of the conversion price of the Series A Convertible Preferred Shares and the exercise price of the Warrants will be determined based upon a discount to the market price on the date of pricing.  As the Company and the placement agent are continuing their discussions with investors regarding the pricing and other terms of the securities, we have not filled in the blanks reflecting the pricing range or completed the dilution and capitalization tables to reflect calculations based on the midpoint of the range in this amendment.  We anticipate that the Company will complete the pricing information and such tables at the time those discussions are completed and a third amendment is filed or the final prospectus is filed pursuant to Rules 424(b) and 430A.

Mr. John L. Krug
April 20, 2011

4.	Please expand the disclosure to indicate the extent to which there is a public market for your Series A convertible preferred stock.

Response:

The disclosure on the cover page of the prospectus has been revised to respond to this comment.

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If you have any questions regarding the Company's response in this letter or the disclosure in Amendment No. 2, please call me at the direct-dial number above.

Very truly yours,

ICE MILLER LLP

Stephen J. Hackman
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Enclosure